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For immediate release

Bell shocked by CRTC rejection of Astral transaction, requests Cabinet intervention

•	Bell will ask federal Cabinet to issue direction to CRTC to follow its own regulatory policy

•	Decision a breach of the CRTC’s Diversity of Voices policy, and protects cable conglomerates and rewards their extraordinary and obstructive lobbying efforts

•	CRTC decision denies Canadians hundreds of millions in new content funding, innovative new broadcast services, enhanced programming choice and competition

MONTRéAL, October 18, 2012 – BCE Inc. (Bell) today announced it will request that the federal Cabinet intervene in the CRTC’s decision to reject Bell’s acquisition of Astral Media. Bell is appalled that the CRTC would come to a decision that so negatively impacts Canadian consumers and the national broadcast industry, contravenes its own policy and is tainted by behind-the-scenes lobbying by Bell’s cable rivals.

“This is a decision that should not stand. Canadian consumers were told today by the CRTC that they don’t deserve more – more choice, more competition, more Canadian content funding – all of which Bell and Astral committed to with this transaction,” said George Cope, President and CEO of Bell Canada and BCE Inc. “We met all the CRTC’s rules, indeed our acquisition of Astral was based directly on the CRTC’s currently in-place Diversity of Voices policy. The wide-ranging benefits to Canadians of the transaction are clear, but the CRTC has told consumers that they and the rules in place just don’t matter.”

In its 2008 Diversity of Voices regulatory policy, the CRTC specifically stated that it would approve broadcasting transactions resulting in a company controlling less than 35% of total TV audience share. Bell and Astral combined would have an English-language TV market share of 33.5% and just 24.4% of the French-language TV market, both well within the rules (it is worth noting that this would put Bell-Astral on par with cable company Shaw/Corus, which has a 30.2% share of English-language TV, and well behind cable company Québecor’s existing 30% share of French-language TV).

With this CRTC policy in place, and which Bell logically used as its guide in acquiring Astral, the CRTC instead quotes a working paper from 1978, a single application from 1986 and a 1989 public notice to justify its rejection of the Bell-Astral transaction in 2012.

“The CRTC’s decision reflects a bygone era, based on antiquated working papers from the 1970s and 1980s that have little bearing on modern Canadian broadcasting, and completely ignores its own most recent policy. Canadian broadcasting needs significant new investment, fresh ideas and increased choice in a time of cable company dominance in media and accelerating competition from foreign giants who invest little to nothing in the Canadian broadcasting system,” said Mirko Bibic, Bell’s Chief Legal and Regulatory Officer. “Considering the dire impact the CRTC’s decision will have on consumers in communities small and large, the blow it delivers to confidence in Canada’s regulatory system, and the fact that the CRTC worked so closely with cable companies to arrive at its conclusions, Bell is compelled to launch its request to the federal Cabinet to direct the CRTC to actually follow its own in-place policy.”

Bell has confirmed that senior CRTC officials met privately with Bell’s cable competitors multiple times in the days and weeks before the commission began its public hearings into the Bell-Astral transaction, while denying Bell the opportunity for any such consultations – calling into question the impartiality of the entire process.

“That the CRTC was not guided by its own rules is a grave concern. In fact, this is just the latest in a series of decisions where the commission held hearings, established rules... and then inexplicably
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ignored them when Bell moved forward with a strategic investment. This sends a strong message that Canadian broadcasting regulation is impetuous and unreliable,” said Kevin Crull, President of Bell Media.

Bell’s acquisition of Astral was supported by independent producers, advertisers, media companies, community and arts groups – and by 99.84% of Astral shareholders. In rejecting the transaction, the CRTC sent a clear message to the broadcasting industry, investors, and the corporate sector that its own rules don’t matter – to the detriment of consumers across Canada.

“A combined Bell-Astral would grow the entire Canadian broadcasting industry to the benefit of consumers and content creators. Instead, the CRTC has decided to favour the interests of unregulated U.S. broadcast channels and Internet television providers, while blatantly protecting the interests of cable companies, such as Québecor, which continues to dominate the French-language media market,” said Mr. Crull.

If the CRTC’s decision is allowed to stand, the Astral-Bell transaction will not be allowed to close and the negative outcomes are clear:

•	It cuts off more than $240 million in new funding for Canadian content, including greatly expanded Canadian news and entertainment programming in both official languages.

•	French-language consumers have been robbed of a planned national French-language news service based in Québec; Québec consumers, content creators and its broadcasting industry remain at the mercy of Québecor, the integrated cable-broadcaster that has long dominated Québec media with a French-language TV market share of 30%, far higher than the combined Bell-Astral share of 24.4%.

•	Consumers across the country are denied a stronger homegrown voice able to compete with unregulated U.S. TV channels and Internet OTT broadcasters – including with Bell’s planned all-Canadian service featuring Astral’s Canadian and international movies and Bell Media news, sports and entertainment programming to compete with cross-border services like Netflix and Apple TV.

•	It forces a review of Bell’s commitment to continue to operate money-losing TV stations in small communities across Canada as part of the Bell-Astral investment plan.

•	Canadians in the North are denied significant new broadband communications infrastructure planned as part of the Bell-Astral benefits package.

Rather than welcome these clear benefits to consumers of the Bell-Astral plan to invest heavily in Canadian programming and broadcasting services, the CRTC chose instead to serve cable companies focused on protecting their profit margins, already the highest in North America. These same corporations dedicated their vast TV, print and other media holdings to an aggressive and blatantly misleading campaign aimed at subverting due process and quashing enhanced competition. In combination with private meetings with the cablecos, the CRTC fell head over heels for their carefully orchestrated and well-funded propaganda effort that made a mockery of the entire process.

If the CRTC’s decision stands, one of the closing conditions for Bell’s $3.38 billion acquisition of Astral Media will not be met and the transaction will not proceed. The transaction also remains subject to approval by the federal Competition Bureau.

About Bell
Headquartered in Montréal since its founding in 1880, Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is
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wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca. For BCE corporate information, please visit BCE.ca.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. of Astral Media Inc. and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks, uncertainties and assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above. Readers are cautioned that such information may not be appropriate for other purposes. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE Inc.’s 2012 First Quarter MD&A dated May 2, 2012, filed by BCE Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). This document is also available on BCE Inc.’s website at www.bce.ca.

For more information, please contact:

Marie-Ève Francœur
Bell Media Relations
(514) 391-5263
marie-eve.francoeur@bell.ca

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca